Exhibit 21

Subsidiaries of Registrant

As of December 31, 2010

Legal Name	Domicile
Big Sandy Pipeline, LLC	USA, Delaware
EPC Investments, Inc.	USA, Delaware
EQT Capital Corporation	USA, Delaware
Distribution Holdco, LLC	USA, Delaware
EQT Holdings Company, LLC	USA, Delaware
EQT Holdings Management Company, LLC	USA, Delaware
EQT International Holdings Corporation	USA, Delaware
EQT Investments Holdings, LLC	USA, Delaware
EQT IP Ventures, LLC	USA, Delaware
EQT Energy, LLC	USA, Delaware
Equitable Gas Company, LLC	USA, Pennsylvania
EQT Gathering, Inc.	USA, Pennsylvania
EQT Gathering, LLC	USA, Delaware
EQT Gathering Equity, LLC	USA, Delaware
Equitable Homeworks, LLC	USA, Pennsylvania
EQT Production Company	USA, Pennsylvania
EQT Insurance Company, Ltd.	Cayman Islands
Utilities Investments, Inc.	USA, Delaware
Equitrans, LP	USA, Pennsylvania
ERI Holdings	Cayman Islands
ET Blue Grass Clearing, LLC	USA, Delaware
ET Blue Grass LLC	USA, Delaware